Securities and Exchange Commission
January 19, 2017

EXHIBIT A

However, premium global quarterly coal benchmark prices have rebounded significantly since early 2016, rising from $81 per MT in the first quarter of 2016 to $285 per MT in the first quarter of 2017, as government policies in China curbed domestic supply. Metallurgical coal spot prices have declined from $308 on November 11, 2016 to $175 as of January 18, 2017. We believe this decline has been driven by (i) the reversal and relaxation by China of policies that were aimed to reduce metallurgical coal production, (ii) new production has been recently brought online and idled metallurgical coal mines have been recently restarted in Mozambique, Australia, the United States and Canada and (iii) due to the strengthening of the U.S. Dollar, non-domestic producers became more competitive and caused a metallurgical coal price based in U.S. Dollars to fall as the U.S. Dollar became relatively more expensive.

U.S. export price realizations often lag big moves in global metallurgical coal prices by one to two quarters since certain U.S. export tonnage is priced on a longer-term contract basis. U.S. producers had little tonnage available to capitalize on the $285 per MT global metallurgical coal benchmark for the first quarter 2017, but are expected to realize a significant increase in prices when first quarter 2017 export business is booked. For a more extensive discussion of the metallurgical coal industry, see "Industry."

The following chart sets forth average price per ton of U.S. metallurgical coal exports via the seaborne metallurgical coal market, as compared to the benchmark metallurgical coal contract for the periods indicated. Metallurgical coal benchmark prices are negotiated quarterly between the key Australian producers and the key Japanese steel mills. The benchmark covers contracted volumes over a three-month period, but excludes spot transactions or index-based sales.

Global Benchmark Metallurgical Coal Price (1)(2)



(1) Metallurgical coal benchmark prices are negotiated quarterly between the key Australian producers and the key Japanese steel mills. The benchmark covers contracted volumes over the ensuing three month period, but excludes spot transactions or index-based sales.
(2) Global benchmark prices given through December 2016; U.S. average prices given through November 2016, the most recent month for which data is available.

generally serve as a swing supplier to the international metallurgical coal market. U.S. metallurgical coal exported off the east coast of North America compete with Australian metallurgical coals that are generally produced at lower cost but are geographically disadvantaged to supply Western Europe. According to EIA, Europe accounted for 23 million tons, or nearly half, of the 46.0 million tons exported by U.S. metallurgical coal producers in 2015. Conversely, Australian production has a much shorter logistical route to East Asian customers. Any supply shortfall out of Australia (or increase in global demand beyond Australia's capacity) has historically been serviced by U.S. coal producers. Flooding in coal producing areas of Australia in late 2011 resulted in an increase in global benchmark prices and, subsequently, an increase in U.S. domestic metallurgical coal prices.

The decline in global prices since 2011 forced high-cost U.S. suppliers who could not compete in the export market to reduce output. The closure of high-cost operations is expected to result in a "new normal" for U.S. metallurgical coal production of approximately 50.0 million tons per year, down 23% from estimated 2015 production of 65.2 million tons. U.S. metallurgical coal exports are expected to fall from 46.3 million tons in 2015 to approximately 36.0 million tons in 2016.

Metallurgical coal contracts in the U.S. tend to have a term of one year or longer. In some cases certain mines have served as essentially captive operations to cokeries because of their proximity in transportation and their unique coal properties that are ideally suited for that cokery. North American cokeries rely on domestic coal miners for a stable source of supply and domestic miners rely on cokeries as a stable source of demand. As such, domestic prices are historically not as volatile as benchmark prices—domestic cokeries are hesitant to accept higher prices given the diversity of supply competing for the domestic market but are also willing to accept higher prices to an extent in order to prevent significant idling of coal mines that would reduce diversity of supply in the longer term. The following table sets forth U.S. domestic and global benchmark prices for the previous three years.

US Domestic Metallurgical Coal Market and Global Benchmark

US Domestic Coking Coal Market ($/short ton)			
	2014	2015	2016
Global Benchmark ($/MT)	$125.50	$102.13	$114.38
US Domestic Low vol	$100.00	$ 90.00	$ 85.00
US Domestic Mid vol	$105.00	$ 95.00	$ 90.00
US Domestic High vol A	$ 87.50	$ 80.00	$ 78.00
US Domestic High vol B	$ 77.50	$ 70.00	$ 67.00
US Domestic High vol C	$ 72.08	$ 65.10	$ 62.31
US Domestic High Vol A/B Midpoint	$ 82.50	$ 75.00	$ 72.50
US Domestic High Vol A/B Low Ash	$ 92.50	$ 85.00	$ 82.50

Source: Doyle Trading Consultants.

However, premium global quarterly coal benchmark prices have rebounded significantly since early 2016, rising from $81 per MT in the first quarter of 2016 to $285 per MT in the first quarter of 2017, as government policies in China curbed domestic supply. Metallurgical coal spot prices have declined from $308 on November 11, 2016 to $175 as of January 18, 2017. We believe this decline has been driven by (i) the reversal and relaxation by China of policies that were aimed to reduce metallurgical coal production, (ii) new production has been recently brought online and idled metallurgical coal mines have been recently restarted in Mozambique, Australia, the United States and Canada and (iii) due to the strengthening of the U.S. Dollar, non-domestic producers became more competitive and caused a metallurgical coal price based in U.S. Dollars to fall as the U.S. Dollar became relatively more expensive.

U.S. export price realizations often lag big moves in global metallurgical coal prices by one to two quarters since certain U.S. export tonnage is priced on a longer-term contract basis. U.S. producers had little tonnage available to capitalize on the $285 per MT global metallurgical coal benchmark for the first quarter of 2017, but are expected to realize a significant increase in prices when first quarter 2017 export business is booked. For a more extensive discussion of the metallurgical coal industry, see "Industry."

The following chart sets forth average price per ton of U.S. metallurgical coal exports via the seaborne metallurgical coal market, as compared to the benchmark metallurgical coal contract for the periods indicated. Metallurgical coal benchmark prices are negotiated quarterly between the key Australian producers and the key Japanese steel mills. The benchmark covers contracted volumes over a three-month period, but excludes spot transactions or index-based sales.

Global Benchmark Metallurgical Coal Price (1)(2)



(1) Metallurgical coal benchmark prices are negotiated quarterly between the key Australian producers and the key Japanese steel mills. The benchmark covers contracted volumes over the ensuing three month period, but excludes spot transactions or index-based sales.
(2) Global benchmark prices given through December 2016; U.S. average prices given through November 2016, the most recent month for which data is available.

Current Projects

Elk Creek

General

Our Elk Creek project in southern West Virginia began production in the fourth quarter of 2016. When we acquired the Elk Creek project in 2012, we acquired rail access, permitted impoundment and coal refuse disposal facilities, as well as numerous reclaimed, but permitted, deep mines. We also acquired significant existing surface contour benches, which will enable surface and highwall mining.

The Elk Creek property consists of approximately 17,128 acres of controlled mineral and contains 24 seams that we have targeted for production. All contain high-quality metallurgical coal, are accessible above drainage and contain high-fluidity, high volatile metallurgical coals. We expect Elk Creek to produce approximately 925,000 clean tons of high volatile metallurgical coal (including coal tons from reserves on an adjacent property) in 2017 from two underground continuous-miner room-and-pillar operations and one surface contour and highwall miner operation in 2017 and an average of approximately 2.7 million clean tons per year from 2018 to

Source: Doyle Trading Consultants Fourth Quarter 2016 Quarterly Coal Outlook and Price Forecast.

Coke plants often optimize production by using a blend of coal types to produce the desired coke without damaging their ovens. U.S. coke plants typically create a blend of approximately 25% low volatile, 25% mid volatile and 50% high volatile. Coke plants overseas typically use approximately 20% low volatile, 45% mid volatile and 35% high volatile U.S. coke plants use more high volatile coal due to the local availability of it.

U.S. metallurgical coal producers primarily sell coal to U.S. customers under calendar year contracts, while export sales are often done on a shorter-term (spot, quarterly or half-year) basis. Sales into the seaborne market have slowly evolved into shorter-term contract durations, while U.S. mills prefer the annual settlement for planning and reliability of supply reasons.

Most metallurgical coal transactions in the U.S. are done on a calendar year basis, where both prices and volumes are fixed in the third or fourth quarter for the following calendar year.

Metallurgical coal prices have rebounded significantly since early 2016, as the impact of supply cuts and a rebound of demand in China sent the global market into a deficit. The global metallurgical coal benchmark has risen from $81 per MT in the first quarter of 2016 to $285 per MT in the first quarter of 2017. However, metallurgical coal spot prices have declined from $308 on November 11, 2016 to $175 as of January 18, 2017. We believe this decline has been driven by (i) the reversal and relaxation by China of policies that were aimed to reduce metallurgical coal production, (ii) new production has been recently brought online and idled metallurgical coal mines have been recently restarted in Mozambique, Australia, the United States and Canada and (iii) due to the strengthening of the U.S. Dollar, non-domestic producers became more competitive and caused a metallurgical coal price based in U.S. Dollars to fall as the U.S. Dollar became relatively more expensive.

Securities and Exchange Commission
January 19, 2017

EXHIBIT **B**

The Offering

Common stock offered by us .... 3,800,000 shares.

Common stock offered by the selling
   stockholders .... 2,200,000 shares (or 3,100,000 shares, if the underwriters exercise in full their option to purchase additional shares).

Total common stock offered .... 6,000,000 shares (or 6,900,000 shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares ... The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 900,000 additional shares of our common stock to the extent the underwriters sell more than 6,000,000 shares of common stock in this offering.

Common stock outstanding immediately
   after the completion of this offering .. 39,062,576 shares.

Common stock owned by the selling
   stockholders immediately after the
   completion of this offering .... 33,062,576 shares (or 32,162,576 shares, if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds .... We expect to receive approximately $43.7 million of net proceeds, based upon the assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $3.5 million.

We intend to use approximately $10.7 million of such proceeds to pay in full Ramaco, LLC's four-year promissory note in the principal amount of approximately $10.6 million, plus accrued interest (as described in "Certain Relationships and Related-Party Transactions—Historical Transactions with Affiliates—Ramaco, LLC Promissory Note"). While the remainder of the net proceeds of this offering have not yet been allocated to a specific purpose, we have identified a number of projects to which we anticipate allocating such proceeds, including (i) development of our Knox Creek mine (the mine plan for which is not yet finalized), (ii) deployment of capital at Elk Creek to construct additional logistics infrastructure to enhance efficiencies at that project, (iii) expanding our Knox Creek preparation plant to capture market opportunities related to acquiring coal from third parties, and washing and selling that coal for our own account and (iv) acquiring coal mines that are in close proximity to our current projects. We have not yet made final investment decisions with respect to any of these potential projects and we cannot currently allocate specific percentages of the net proceeds that we may use for the purposes described above. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes.

We will not receive any proceeds from the sale of shares by the selling stockholders. Please read "Use of Proceeds."

Dividend policy . . . . Our board of directors has adopted a policy of considering paying regular and special cash dividends, in amounts to be determined. We currently expect to begin paying a regular quarterly dividend per share in the third quarter of 2018, with additional special dividends as free cash flow allows. Declaration and payment of any dividend is subject to the discretion of our board of directors and our compliance with applicable law. Please read "Dividend Policy."

Listing and trading symbol . . . . We have applied to list our common stock on the NASDAQ under the symbol "METC."

Risk factors . . . . You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.

The information above does not include 6,937,425 shares of common stock reserved for issuance pursuant to the Ramaco Resources, Inc. Long-Term Incentive Plan. Additionally, the information above does not include 937,424 shares of common stock that are issuable upon the exercise of outstanding options held by Atkins and Bauersachs all of which are exercisable immediately following the completion of this offering, and which were granted pursuant to the Ramaco Development 2016 Membership Unit Option Plan. In connection with the consummation of this offering, these options will be converted into options under the Ramaco Resources, Inc. Long-Term Incentive Plan.

USE OF PROCEEDS

We expect to receive approximately $43.7 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use approximately $10.7 million of such proceeds to pay in full our four-year promissory note due to Ramaco, LLC in the principal amount of approximately $10.6 million, plus accrued interest. While the remainder of the net proceeds of this offering have not yet been allocated to a specific purpose, we have identified a number of projects to which we anticipate allocating such proceeds, including (i) development of our Knox Creek mine (the mine plan for which is not yet finalized), (ii) deployment of capital at Elk Creek to construct additional logistics infrastructure to enhance efficiencies at that project, (iii) expanding our Knox Creek preparation plant to capture market opportunities related to acquiring coal from third parties, and washing and selling that coal for our own account and (iv) acquiring coal mines that are in close proximity to our current projects. We have not yet made final investment decisions with respect to any of these potential projects and we cannot currently allocate specific percentages of the net proceeds that we may use for the purposes described above. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes.

On August 31, 2016, Ramaco Development entered into a negotiable promissory note with Ramaco, LLC, in the principal amount of $10.6 million. Interest accrues at a rate of 1.82% per annum and payments are due in three installments to reimburse Ramaco, LLC for amounts it loaned to Ramaco Development for development and overhead expenses incurred by Ramaco Development prior to this Offering. Subject to certain conditions, the note matures on December 31, 2020. As of November 30, 2016, the remaining principal balance of the promissory note is $10.6 million. The note will be repaid in full with a portion of the net proceeds of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Promissory Note."

A $1.00 increase or decrease in the assumed initial public offering price of $13.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $3.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and then, if necessary, the net proceeds directed to pay in full the four-year promissory note due to Ramaco, LLC.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We believe the net proceeds from this offering, together with our current cash and investments, and projected cash flow from future operations will be sufficient to fund our projected capital expenditures. However, the amounts and timing of our actual expenditures depend on numerous factors, including the progress of development of our properties, which involves numerous uncertainties described under "Risk Factors" included elsewhere in this prospectus. Accordingly, we may choose to reallocate or otherwise use the proceeds from this offering and will have broad discretion in the use of the net proceeds from this offering.

EXHIBIT C

Promissory Note

On August 31, 2016, Ramaco Development entered into a negotiable promissory note with Ramaco, LLC, in the principal amount of $10.6 million. Interest accrues at a rate of 1.82% per annum and payments are due in three annual installments to reimburse Ramaco, LLC for amounts it loaned to Ramaco Development for development and overhead expenses incurred by Ramaco Development prior to this Offering. As of November 30, 2016, the remaining principal balance of the promissory note is $10.6 million. This promissory note will be paid in full with a portion of the proceeds from this offering.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments due by period				
			(in thousands)		
	Total	Less than 1 year	1 - 3 years	4 - 5 years	Thereafter
Due to Ramaco, LLC(1)	$10,683	$—	$—	$—	$10,683
Interest expense	—	—	—	—	—
Asset retirement obligations, discounted	2,095	—	—	—	2,095
Total	$12,778	$—	$—	$—	$12,778

(1) Concurrent with issuance of the Series A Convertible Preferred Units on August 31, 2016, we issued a promissory note payable to convert the remaining amounts due to Ramaco, LLC to a note payable. We plan to repay this note with the proceeds of this offering. See "Use of Proceeds," "Certain Relationships and Related Party Transactions" and "—Promissory Note."

Critical Accounting Policies and Estimates

Use of estimates. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported for the period then ended.

Mine development costs. Mine development costs represent the costs incurred to prepare future mine sites for mining. These costs include costs of acquiring, permitting, planning, research, and establishing access to identify mineral reserves and other preparations for commercial production as necessary to develop and permit the properties for mining activities. Operating expenditures, including certain professional fees and overhead costs, are not capitalized but are expensed as incurred.

Mine development costs with respect to a specific mine are amortized at such time as mining of the reserves begins. Amortization is computed using the units-of-production method over the proven and probable reserves dedicated to the specific mine.

Share-based compensation expense – We are required to determine the fair value of equity incentive awards and recognize compensation expense for all equity incentive awards, including employee stock options. We recognize this expense over the requisite service period.

The valuation model we used prior to this offering for calculating the fair value of awards for share-based compensation expense is the Black-Scholes option-pricing model. The Black-Scholes model requires us to make assumptions and judgments about the variables used in the calculation, including:

- *Expected term.* We do not have any historical exercise and post-vesting termination activity to provide data for estimating the expected term for use in determining the fair value-based measurement of our options. Therefore, we have opted to use the "simplified method" for estimating the expected term of options, which is the average of the weighted-average vesting period and contractual term of the option.

- *Expected volatility.* Since there has been no public market for the Ramaco Development common units and lack of company specific historical volatility, we have determined the share price volatility for options granted based on an analysis of the volatility of a peer group of publicly traded companies. In evaluating similarity, we consider factors such as stage of development, risk profile, enterprise value and position within the industry.

- *Risk-free interest rate.* The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

- *Dividend rate.* We assumed the expected dividend to be zero as we have never paid dividends and at the award date of the options to acquire Ramaco Development common units had no plans to do so.

- *Expected forfeiture rate.* We have made an entity-wide accounting policy election to account for forfeitures when they occur as permitted by FASB ASU No. 2016-09, *Compensation—Stock Compensation,* issued in March 2016.

- *Service period.* Share-based compensation expense is recognized over the requisite service period of the awards, which is generally the same as the vesting period of the awards.

- *Fair value of common stock.* Given the absence of a public trading market for the Ramaco Development common units, we exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Ramaco Development common units, including our stage of development; contemporaneous issuances of our equity; the rights, preferences and privileges of our convertible preferred units relative to those of the Ramaco Development common units; our results of operations and financial condition, including our levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions and the lack of marketability of the Ramaco Development common units; and valuations based on sales of our preferred units to unrelated parties.

For stock awards after the completion of this offering, we intend to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense. To the extent that our assumptions are incorrect, the amount of share-based compensation recorded will change.

Asset retirement obligations. We recognize as a liability an asset retirement obligation, or ARO, associated with the retirement of a tangible long-lived asset in the period in which it is incurred or becomes determinable (as defined by the standard), with an associated increase in the carrying amount of the related long-lived asset. The initially recognized asset retirement cost attributable to depreciable long-lived assets is amortized using the straight-line method over the same useful life as the useful life of the long-lived asset to which it relates. The initially recognized asset retirement cost attributable to specific developed mineral properties is amortized using the units-of-production method over the estimated recoverable proven and probable reserves dedicated to the specific mineral property. Amortization begins when mining of the specific mineral property begins. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.

Estimating the future ARO requires management to make estimates and judgments regarding timing and existence of a liability, as well as what constitutes adequate restoration. Inherent in the fair value calculation are

These assumptions were derived as follows:

- *Expected term.* The Company does not have any historical exercise and post-vesting termination activity to provide data for estimating the expected term for use in determining the fair value-based measurement of our options. Therefore, the Company has opted to use the "simplified method" for estimating the expected term of options, which is the average of the weighted-average vesting period and contractual term of the option.

- *Expected volatility.* Since there has been no public market for the Company's common units and lack of Company-specific historical volatility, share price volatility for options granted has been determined based on an analysis of the volatility of a peer group of publicly traded companies. In evaluating similarity, the Company consider factors such as stage of development, risk profile, enterprise value and position within the industry.

- *Risk-free interest rate.* The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

- *Dividend rate.* The Company assumed the expected dividend to be zero as it has never paid dividends and at the award date of the options had no plans to do so.

- *Expected forfeiture rate.* The Company has made an entity-wide accounting policy election to account for forfeitures when they occur as permitted by FASB ASU No. 2016-09, *Compensation—Stock Compensation,* issued in March 2016.

- *Service period.* Share-based compensation is recognized over the requisite service period of the awards, which is generally the same as the vesting period of the awards.

- *Fair value of common units.* Given the absence of a public trading market for its common units, the Company exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of its common units, including its stage of development; contemporaneous issuances of our equity; the rights, preferences and privileges of the convertible preferred units relative to those of the common units; the Company's results of operations and financial condition, including levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions and the lack of marketability of the Company's common units; and valuations based on sales of the Series A preferred units to unrelated parties.

A summary of the unit option activity for the nine months ended September 30, 2016 and 2015 is as follows (in thousands, except for unit data):

	Nine months ended September 30,	
	2016	2015
Options granted	333,000	—
Weighted average exercise price	$ 15.00	$—
Weighted average vesting period (years)	2.9	—
Options vested	—	—
Options forfeited	—	—

The Company recognized approximately $68 thousand of compensation expense for equity-based awards during the nine month period ended September 30, 2016. As of September 30, 2016, there was approximately $2.4 million of total unrecognized equity-based compensation expense which is expected to be recognized over the remaining weighted average period of 2.9 years.